

rejuvenatebio.com

INVEST IN **REJUVENATE BIO**

Reversing decline — proven in animals, advancing to humans

Highlights

VC-Backed
Raised $250K or more from a venture firm

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Just closed a $6M round backed by Merck Animal Health and top-tier VCs

3. Co-founded by George Church, Harvard Medical School geneticist and TIME 100 scientist

4. $130M+ in contracted development & commercial milestone payments across 6 animal health partnerships

5. $5.1M in cumulative payments and in-kind services received from partners

6. One-time injection gives years of treatment, with 2+ years of effect shown in dogs

7. Radically cut manufacturing costs 10x to make doses accessible at $100/dose

8. $250B+ market opportunity in the aging, metabolic & cardiac disease market

Featured Investors

VCapital

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Since 2015, VCapital has invested $45M+ in 14 early-stage companies. Realized exits include Cleversafe (IBM), Imagineer (Dynamo), and simMachines (InRule). Active bets include Rejuvenate Bio and Ocient.

Ryan Kole, Partner

"Rejuvenate Bio is advancing one of the most compelling gene therapy platforms. Their science, rooted in groundbreaking work from Harvard Medical School, has shown unprecedented efficacy across cardiometabolic disease and epigenetic rejuvenation, and is already validated in multiple species. What truly sets Rejuvenate Bio apart is their ability to bridge two major markets: companion-animal health, where they have secured partnerships with leading global companies, and human therapeutics, where..."

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Digitalis Ventures

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Digitalis Ventures is a health focused VC firm with roughly $300M+ in committed capital across multiple funds and more than 50 portfolio companies in the US, UK, and Europe. Their investments include Good Therapeutics, whose lead program was acquired.

Kendall Capital Partners

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Kendall Capital Partners is a Boston life sciences VC backing early-stage biotech from top university labs. It led Rejuvenate Bio's $14.5M Series A and invests in clinical-stage innovators like EpiBone, with IC members Robert Langer and George Church.

KdT Ventures

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KdT Ventures is a seed-stage "frontier science" investor with ~100 portfolio companies and exits including Azitra and Circularis. It recently closed a $100M+ fund and backs Dyno, PathAI, Solugen, and Terray.

Kingscrowd Capital

Invested $20,000

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Kingscrowd Capital is the first Data-Driven Fund in the Online Private Market.
kingscrowd.com

"We're thrilled to back Rejuvenate Bio. Dan and the team are tackling one of the most ambitious goals in biotech, and they're doing it with a smart dual track strategy that pairs near-term animal health revenue with a longer horizon human gene therapy program. Their recent strategic financing and R&D collaboration with Merck Animal Health was a strong signal of validation, and we have a lot of conviction in Dan as a proven, repeat founder. We're excited to be along for the journey."

& 1475 more

Team



Daniel Oliver Co-Founder & CEO SPV Voting Proxy

Biotech entrepreneur. 3x founder. Secured agreements representing $130M+ in potential value. Former founder of Voxel8, Wyss Institute spinout; $14M raised prior to acquisition by Kornit. Caltech Mechanical Engineering & Business BS, Harvard MBA.

rejuvenatebio.com



Noah Davidsohn Co-Founder & CSO

Synthetic biology pioneer. Invented genetic reprogramming technologies that extend lifespan. Author of 17 scientific papers with 128 influential citations. Harvard Medical School postdoctoral fellow. Caltech BS, Princeton MS, MIT PhD.



George Church Co-Founder & Scientific Advisor

Award-winning geneticist and TIME 100 awardee. Co-founded nearly 50 biotechs (9 exits) including Editas Medicine (NASDAQ: EDIT). Harvard Medical School professor and early CRISPR pioneer. Duke BS, Harvard Biochemistry and Molecular Biology PhD.



Dr. Fabian Kausche Animal Health Advisor

Veterinary R&D expert. Former head of R&D at Merial, Novartis Animal Health and Boehringer-Ingelheim, leading vaccine, biologics and therapeutics portfolios. Led ILRI's livestock health agenda in Africa and Asia and chaired PetMedix through its 2023 exit.



Eric Hacherl Manufacturing

Manufacturing strategist. Former Merck senior leader managing $100M+ global sites; ex-VP Manufacturing at Spark Therapeutics. Founder of SMART Bio Works, optimizing cGMP facilities and high-performing CMC teams.



Joseph Consiglio Strategic Processes

Operational Strategist. Principal consultant with 25+ years in regenerative medicine and cold chain; ex-director at Harvard Apparatus Regenerative Technology and Cold Chain Technologies. Designs data-driven processes that de-risk commercialization.



Jeff Rudy R&D Scale

Scaling operator. 30+ years leading R&D across infectious disease, oncology, neurology, ophthalmology, and cardiovascular. From Pfizer and Amgen to nine biotech startups. Led programs through FDA approval applications and product launches.



Dr. Maritza McIntyre Consultant (Advanced Therapies Partners)

Regulatory strategist. 20+ years shaping gene therapy, biologics and small molecule programs across FDA, startups and consulting. Designs global CMC, nonclinical and clinical strategies that unlock approvals for complex advanced therapies.



Richard Peluso Consultant (RWP BioConsulting)

Gene carrier pioneer. Former Merck VP leading vaccine and biologics bioprocess R&D; ex-process and manufacturing chief at Genovo and Targeted Genetics. Now advisor on virology, vectors and GMP manufacturing and founder of RWP BioConsulting.



Chien-Hung (Chris) Liu Consultant

Testing expert. 20+ years building in vitro and in vivo AAV assays across academia and biotech. Leads FDA-ready potency, tox and bioanalytical assay development, pIND packages and AAV platform optimization for gene therapy drug candidates.

Memo

Why Rejuvenate Bio?




REJUVENATE
GENETIC THERAPIES

Rejuvenate Bio develops groundbreaking one-shot gene therapies that target the root cause of aging and chronic disease. A single dose is designed to deliver lasting therapeutic benefit by reprogramming the body for youthful function.

We built this company around a simple belief: aging takes far too much from the people and animals we love. Our mission is to restore health - rather than manage deterioration - so every person and animal can enjoy more healthy years together.

Born out of George Church's lab at Harvard Medical School, our team brings deep experience in genetics, synthetic biology, engineering, and gene therapy. The Rejuvenate Bio platform has shown disease reversal in dogs and life extension in mice, validating potential across species. That same platform has been backed by over $13M in non-dilutive awards from the U.S. Department of Defense and U.S. Special Operations Command to enhance human and canine performance – improving endurance, speed of recovery, and cognitive resilience in elite military operators and their working dogs.

Backed by leading investors including Merck Animal Health, VCapital, Digitalis Ventures, Kendall Capital Partners, and KdT Ventures, Rejuvenate Bio has raised $40M+ to reinvent aging as we know it. Merck, the second largest animal health company in the world, invested as part of our most recent $6M financing round alongside a strategic R&D collaboration to advance gene therapy in animal health.

With more than $130M+ in contracted development and commercial milestone

payments and projected double-digit-million royalty starting in 2028, Rejuvenate Bio is bringing longer, healthier lives within reach.

Future projections are not guaranteed.

Proven science, commercial validation, and growing industry demand

Rejuvenate Bio has produced some of the strongest preclinical results in the field, with one gene therapy repairing cardiac damage and restoring metabolic health, and another extending lifespan in mice. A one-time injection gives years of treatment, with 2+ years of effect shown in dogs.

Commercial partnerships with leading animal health companies are creating early revenue and $130M+ in contracted development and commercial milestone payments while we pursue clinical trials. Our high-yield manufacturing system produces doses for under $100, enabling accessible and affordable therapies for major cardiometabolic and aging-related diseases, never before seen in the modern healthcare system.


Scientific Breakthrough
2× lifespan extension in aged mice
First demonstration that


Therapeutic Simplicity
One single dose, for life
Designed for durable, long-

partial reprogramming can extend remaining lifespan

lasting treatment from a single administration


Scalable Manufacturing
< $100 per dose to produce
High-yield manufacturing system built for global accessibility


Commercial Validation
$130M+ in partner-funded milestones & royalties
Development and commercialization agreements with 50% of the top animal health companies

The $130M+ in is contracted milestones that will be paid as our programs become commercial.

We need durable medicines that stop disease at its source

Aging drives the chronic diseases that cut human and animal healthspans short. Today's treatments are reactive, short-term, and aimed at symptoms, not the underlying genetic and cellular damage that links heart disease, kidney failure, obesity, and other age-related conditions.

Six in ten Americans live with at least one chronic disease, and pets face similarly high burdens. Despite enormous need, there are no true disease-modifying treatments for many of these blockbuster conditions. The world needs a way to restore the body's ability to repair itself.



129M Americans

Live with at least one chronic disease



5 of the top 10 leading causes of death

In the U.S. are strongly associated with chronic disease



$4.4T in healthcare costs

Chronic and mental health conditions account for 90% of U.S. annual healthcare costs



No definitive cures

Current care focuses on prevention, symptom control, and remission

Restoring youthful function with a single treatment



We have the tools to combat aging directly

Our goal is to return the body to how it functioned


when it was younger and
healthier
Target genes that affect aging and multiple age-related diseases
Utilize single administration of gene therapy to safely deliver therapeutic payloads
Employ clinical strategies and business models to create validation and generate funds along the way

Rejuvenate Bio is creating a new class of medicine for a modern healthcare system. Our platform uses gene therapy to deliver DNA which allows the patient's cells to create beneficial proteins, turning the body into a living factory that restores its own youthful function.

Platform 1: Liver-directed gene therapy

Our lead therapy, RJB-0402, uses an AAV8 viral vector to deliver the FGF21 gene to the liver. FGF21 is a naturally occurring protein that regulates metabolism, inflammation, and tissue repair. By restoring youthful levels of FGF21, this single-dose treatment has been shown to reverse cardiac damage and improve metabolic function in preclinical models.

Platform 2: Epigenetic reprogramming

Our second technology resets how genes are expressed to reverse cellular aging itself. By selectively activating transcription factors, it restores youthful gene expression patterns without altering DNA. In mammals, this approach has been shown to double remaining lifespan, improve physical performance, and rejuvenate nerve and vision function in preclinical models.

Manufacturing advantage

Finally, Rejuvenate Bio's proprietary high-yield manufacturing system cuts production costs to under $100 per dose, enabling affordable delivery of our therapies across animal and human health globally.

Our dual-platform approach creates a foundation for rapid pipeline expansion across cardiovascular, metabolic, and neurodegenerative diseases, advancing a scalable strategy that treats the biology of aging itself.



Rejuvenate Bio is creating a new class of medicine that repairs the body instead of managing decline
Our gene therapies turn the body into a living factory that restores youthful function.
Platform 1
Improved Function
Single-dose AAV8 therapy delivers the FGF21 gene to the liver, restoring metabolism, reducing inflammation, and improving heart health.
Platform 2
Epigenetic reprogramming resets how genes are expressed to reverse cellular aging without altering DNA.

A scalable strategy to treat aging at its biological root.

Manufacturing advantage:

Proprietary high-yield system cuts production costs to under $100 per dose, enabling scalable access across animal and human health.



The science to treat disease and the model to accelerate impact



Our business model is simple. Develop one time, long acting therapies that can address multiple diseases, use animal health partnerships to help fund the science, generate milestone and royalty streams, and feed data and manufacturing directly into our human programs.

Rejuvenate Bio's development is faster and more efficient than traditional biotech. Success in animals directly accelerates human programs through shared studies, shared data, and shared manufacturing, creating earlier readouts and radical reductions in capital requirements.

We operate with rigorous cash efficiency and are within view of cash flow positivity without traditional revenue.

Backed by Merck Animal Health, VCapital, Digitalis, Kendall, and KdT Ventures


$13M+ in non-dilutive U.S. Department of Defense
SOCOM grants for human and canine performance
V CAPITAL

DIGITALIS VENTURES KENDALL CAPITAL PARTNERS KdT Ventures

We have raised over $40M from leading investors including Merck Animal Health, VCapital, Digitalis Ventures, Kendall Capital Partners, and KdT Ventures. Merck, the second largest animal health company in the world, invested as part of our most recent $6M financing round alongside a strategic R&D collaboration to advance gene therapy in animal health.

Rejuvenate Bio has been recognized by Harvard Business School and MIT Technology Review for pioneering work in reversing aging and extending healthspan.


FEATURED IN
Harvard Business School Case
Rejuvenate Bio: Turning Back the Biological Clock (826-100)
July 2025
VE RI TAS
Harvard Business School
Rejuvenate Bio: Turning Back the Biological Clock

In addition to private capital, we've been awarded over $13 million in non-dilutive SBIR/STTR funding from the U.S. Department of Defense and U.S. Special Operations Command, including programs in human performance optimization, neuroenhancement, and enhanced canine performance.

Our investors and partners share a clear conviction: Rejuvenate Bio is positioned to redefine how chronic disease and aging are treated.

Leadership trained at Harvard, MIT, and Caltech—world-class expertise

Rejuvenate Bio was founded by Daniel Oliver and Dr. Noah Davidsohn, longtime collaborators who met at Caltech and later trained at Harvard and MIT under the guidance of world-renowned geneticist Dr. George Church. Their combined entrepreneurial experience and deep expertise in gene therapy and synthetic biology form a leadership team driven to change our healthspan.

They are backed by accomplished scientists, industry veterans, and advisors from Harvard Medical School and leading global biotech firms, united by a shared commitment to restore health, extend vitality, and bring life-changing therapies to the people and animals who need them most.



Daniel Oliver, M.B.A.

CEO

- Prev. Co-Founder of Voxel8
- Blavatnik Fellow (Harvard)
- Harvard MBA
- Caltech BS





Noah Davidson, Ph.D.

Chief Scientific Officer

- Mammalian synthetic biology expert
- Inventor of the technology
- Post Doctoral Fellow (Harvard)
- MIT PhD
- Princeton MA
- Caltech BS



George Church, Ph.D.

Founder, Investor, SAB

- Professor Harvard Medical School
- Pioneer of genetics and gene editing
- Inventor of Next-Gen Sequencing
- Founder of the Human
- Genome Project

Harvard Business School

PRINCETON UNIVERSITY

CALIFORNIA INSTITUTE OF TECHNOLOGY

HARVARD UNIVERSITY

MIT

A $20B+ animal health market

feeding into a multi-hundred-

feeding into a multi-hundred-billion-dollar human opportunity


Rejuvenate Bio bridges two massive markets through shared platforms.
$23B
Companion Animal Health Market
9.3% CAGR; Grand View Research
Projected to reach $42B by 2030
$190B+
Human Health Market (Cardiometabolic)
5.9% CAGR; Data Bridge Market Research
Projected to exceed $300B by 2032

The global companion animal health market exceeds $23 billion and is projected to reach more than $40 billion by 2030, growing at ~9% annually. Demand for advanced veterinary care continues to rise as pet owners seek human-grade treatments for chronic disease.

Our first commercial programs address mitral valve disease (the leading cardiac disease in dogs), obesity, and chronic kidney disease (one of the most prevalent serious conditions in cats), each representing multi-billion-dollar

opportunities.

In human health, the cardiometabolic and aging-related disease market exceeds $190 billion and is projected to surpass $300 billion by 2032.

GLP-1 drugs started in diabetes and now also treat obesity and cardiovascular risk from the same core platform. We apply that same idea with gene therapy, using one platform to target multiple age-related diseases and reduce the time and capital needed to commercialize.

A smarter biotech model: partner-funded, capital efficient, built to scale


Projected revenue from Rejuvenate Bio's One-Dose veterinary gene therapy
$0
Year 1
$0
Year 2
$45M
Year 3
$135M
Year 4
$297M
Year 5
$450M
Year 6

Forward-looking statements are not guaranteed.

How our model works

A 3-Step Revenue Engine

01 — Animal Health Partnerships

Upfront payments, development milestones, commercial milestones, and royalties

02 — De-Risked Development

Partners fund R&D and manufacturing, reducing burn and accelerating timelines

03 — Pipeline Expansion & Human Translation

Shared data and infrastructure advance human programs without rebuilding cost

Strategic buy-in of leading animal health players validates approach in humans

CONFIDENTIAL

Development partnership with leading AH company

Phibro ANIMAL HEALTH CORPORATION

Commercialization partnership with Phibro AH

PROTECT COMPANION PET CARE

PROTECT Companion Pet Care


More than $130M in potential partner-funded payments already contracted

Rejuvenate Bio has built an efficient, scalable model. Our partnerships with leading animal health groups, including Phibro and Protect Animal Health, represent multi-year development and commercialization agreements that provide both near-term inflows and long-term royalty potential. These partnerships also fund much of the R&D and manufacturing, reducing our burn and lowering the risk and cost of advancing each program.

As veterinary therapies reach the market, royalty streams begin to grow, converting partner-funded development into long-term recurring income. Data and manufacturing efficiencies also accelerate our human programs, which means we don't have to rebuild critical scientific infrastructure with each new platform.

This dual-market strategy combines near-term partner-driven inflows with the long-term upside of human therapeutics, creating a capital-efficient path to aging and chronic disease breakthroughs.

Milestone and royalty deals already secured through multi-year partner agreements


Contracted partner payments
(Program advancement, regulatory-approved manufacturing batches, launch events)


$5.1M in cumulative payments from partners
Development milestones
Commercial milestones
Royalty Streams
(Triggered at $100M, $200M in partner sales, etc.)
More than $130M in potential partner-funded payments already contracted

We have received $5.1M in cumulative payments and in-kind services received from partners. As programs advance, we unlock additional development milestones, including payments tied to progression decisions, GMP manufacturing runs, and eventual commercial launch.

Once veterinary therapies reach the market, royalties become the primary driver of economic value. For our mitral valve disease program, we receive royalties on partner sales and additional commercial milestones based on cumulative sales growth. Across all agreements, we have $130M+ in contracted

development and commercial milestone payments and projected double-digit-million royalties starting in 2028.

Forward-looking statements are not guaranteed.

We believe deeply in our fiduciary responsibility to investors, which is why we turned down an acceptance offer from Y Combinator when the economics were misaligned with our value - a standard of discipline we continue to uphold for our investors today.

On track to reach human clinical data and profitability by 2028



Dual-Market Roadmap
Animal Health
(Revenue Path)
Human Health
(Clinical Path)
2025
Reasonable expectation of effectiveness package submitted to FDA for approval
2026
Determination of effectiveness submission
Creation of GMP
2028
IND enabling studies completed
GMP therapeutic manufactured
2029
IND clearance from FDA and first-in-


and launch of Target Animal Safety (TAS) study
Initial human data
2027
2030
Completion of safety and manufacturing and FDA submission for each
Phase 1/2 safety and efficacious readouts
2031
2028
Phase 2a
Full conditional approval secured from the FDA and commercial launch
Animal revenue today. Human breakthroughs tomorrow.

Forward-looking statements are not guaranteed.

With only $3–4 million needed to reach cash flow positivity, we have a clear, capital-efficient path from commercial animal launches to first-in-human trials.

Short-term exit potential in animal health; long-term upside in humans


$4.8B
Acquired by
Roche


$8.7B
Acquired by
NOVARTIS


$3B
Acquired by


(2019)
Spark THERAPEUTICS
(2018)
avexis
(2019)
AUDENTES THERAPEUTICS
$2B
Acquired by
BAYER
(2020)
AskBio
MAKING HISTORY
$5.2B
Acquired by
novo nordisk
(2023)
akero
$3.5B
Acquired by
Roche
(2023)
89bio
$1.2B
Acquired by
GSK
(2020)
BOSTON Pharmaceuticals

The gene therapy sector has seen a series of high-value acquisitions, with multiple companies reaching multi-billion-dollar valuations. We're poised to be at the center of the next great opportunity.

Notable Comparables

- $8.7B acquisition of AveXis by Novartis (2018)
- $4.8B acquisition of Spark Therapeutics by Roche (2019)
- $3B acquisition of Audentes Therapeutics by Astellas (2019)

- $2B acquisition of AskBio by Bayer (2020)
- $5.2B acquisition of Akero Therapeutics by Novo Nordisk (2025)
- $3.5B acquisition of 89bio by Roche (2025)
- $1.2B acquisition of Boston Pharmaceuticals' MASH asset by GSK (2025)

These examples are simply illustrative. There is no guarantee we will experience a similar acquisition, if any. Forward-looking statements are not guaranteed.

Earn perks for supporting animal and human longevity!

$1,000

Digital Science Library: Access to repository of relevant papers, FDA guidance documents, and veterinary cardiology resources

$5,000

Access to all previous perks +

Bi-annual Strategy Calls: Direct conversations with leadership on progress, milestones, and roadmap

$10,000

Access to all previous perks +

AMA Founder Office Hours: Founder-led office hours focused on company progress and longer-term strategy

$25,000

Access to all previous perks +

Annual 1-on-1 Zoom call with Rejuvenate Bio's founders

Priority consideration for a dog of choice for beta access if clinical & regulatory eligibility criteria are met at launch (not guaranteed)

$50,000

Access to all previous perks +

Attempts to include pictures of a dog of choice on therapeutic packaging (subject to regulatory, partner, & manufacturing constraints; not guaranteed)

$500,000

Access to all previous perks +

Only available to the first advocate to invest at this level.

Attempts to include your dog's name in drug naming (subject to regulatory, partner, & manufacturing constraints; not guaranteed)



Invest in the science that's redefining how we treat disease—once, for life


REJUVENATE
GENETIC THERAPIES

Rejuvenate Bio's one-shot, one-time gene therapies restore youthful function and stop chronic disease at the source. Backed by scientists from Harvard, MIT, Duke, Princeton, and Caltech, we're building the future of regenerative medicine.

With this next round, we expect we can get to cash flow positivity, prove our success in animal and human clinical trials, and bring us all closer to the ultimate goal: reversing aging itself.

Aging today is about managing decline. Join Rejuvenate Bio and invest in therapies that restore life.